UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                          Columbia Sportswear Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   198516 10 6
                                 (CUSIP Number)

(12/31/00)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

CUSIP No. 198516 10 6                                         Page 2 of 5 pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

      Timothy P. Boyle
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)[ ]
                                                                    (b)[X]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           10,350,164
NUMBER OF              ---------------------------------------------------------
SHARES                 6   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON      188,215
WITH                   ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           10,350,164
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           188,215
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,350,164
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      41.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                               Page 2 of 5 pages

Item 1.  Issuer

      (a)   The name of the Issuer is Columbia Sportswear Company

      (b) The Issuer's principal executive offices are located at 6600 North Baltimore, Portland, Oregon 97203.

Item 2.  Reporting Person and Security

      (a)   This Statement is filed by Mr. Timothy P. Boyle, an individual.

      (b) Mr. Boyle's business address is 6600 North Baltimore, Portland, Oregon 97203.

      (c)   Mr. Boyle is a citizen of the United States of America.

      (d) This Statement relates to shares of Common Stock of Columbia Sportswear Company

      (e) The CUSIP number assigned to the Common Stock of the Issuer is 198516 10 6.

Item 3. Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)   / / Broker of dealer registered under Section 15 of the Exchange
            Act;

      (b)   / / Bank as defined in section 3(a)(6) of the Exchange Act;

      (c) / / Insurance company as defined in section 3(a)(19) of the Exchange Act;

      (d) / / Investment company registered under section 8 of the Investment Company Act of 1940;

      (e)   / / An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E);

      (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

      (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

      (j)   / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box   / /


                               Page 3 of 5 pages

Item 4.  Ownership

         (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Boyle may be deemed to be the beneficial owner of a total of 10,538,379 shares of Issuer Common Stock. This amount includes 175,012 shares held in trust, of which Mr. Boyle's wife is the trustee, for the benefit of his children; 278 shares held in a trust for Mrs. Boyle, of which she is the trustee; and 12,925 held in a charitable trust of which Mr. Boyle is a trustee.

         (b) Mr. Boyle's beneficial ownership of Issuer Common Stock represented approximately 41.2% of the 25,609,667 issued and outstanding shares of such stock as of September 30, 2000, as reported in the Issuer's most recent quarterly report.

         (c)      (i)      Of the total amount of shares beneficially owned by
                           Mr. Boyle, Mr. Boyle has sole power to vote or direct the vote of 10,350,164 shares.

                  (ii) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has shared power to vote or direct the vote of 188,215 shares.

                  (iii) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has sole power to dispose or direct the disposition of 10,350,164 shares.

                  (iv) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has shared power to dispose or direct the disposition of 188,215 shares.

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10. Certification

                  Not applicable.


                               Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 12, 2001
                                             --------------------------
                                                       Date

                                                /s/TIMOTHY P. BOYLE
                                             --------------------------
                                                  Timothy P. Boyle
























                               Page 5 of 5 pages